EXHIBIT 23.2

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Niku Corporation:

We consent to the use of our report dated February 21, 2003, except as to Note 12, which is as of June 2, 2003, Note 18, which is as of May 13, 2003, Note 3, which is as of May 23, 2003 and Note 10 which is as of July 23, 2003, with respect to the consolidated balance sheets of Niku Corporation and subsidiaries as of January 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2003, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading "Experts" in this prospectus.

/s/ KPMG LLP

Mountain View, California August 6, 2003